Mail Stop 4561

August 19, 2008

D. Scott Kincer
President and Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway
Suite H314
Brea, CA 92821

> **Re: Datascension, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 7, 2008**
> **File No. 000-29087**

Dear Mr. Kincer:

     We have reviewed your response letter dated August 7, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your independent auditor dual-dated his report reflecting dates of April 14, 2007 and August 7, 2008. Please tell us why the first date precedes your balance sheet date. In addition, explain why your auditor dual-dated his report, how your auditor considered describing the reason for the dual-date as illustrated in AU Section 530.05, and whether or not your auditor performed the procedures outlined in AU Section 560.12 through August 7, 2008.

Note 7. Costa Rican Operations – Related Party Transaction, page F-14

2.   We note from your response to prior comment number 4 that you concluded
        Datascension S.A. should have been consolidated for accounting purposes as of
        December 31, 2007 pursuant to paragraph 5(b) of FIN 46R. We also note your
        materiality analysis pursuant to SAB 99 only evaluates the income statement
        impact of consolidating Datascension S.A. Please provide us with an analysis that
        also evaluates the balance sheet impact as of December 31, 2007. As part of your
        response, please tell us if you consolidated Datascension S.A. as of March 31,
        2008 and June 30, 2008 and provide us with your materiality analysis as of those
        dates if it was not consolidated.

Item 13. Exhibits and Reports on Form 8-K

Exhibit 23. Consent of Experts and Counsel, page 42

3.   Your response to prior comment number 5 indicates that the consent of your
        independent auditor was not required and that you removed the reference to the
        consent in your amended filing. Please explain to us why both references to
        Exhibit 23 in your amended filing still refer to the consent of Larry O'Donnell,
        CPA.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at
(202) 551-3451 if you have any questions regarding the above comments.

                                            Sincerely,

                                            Mark Kronforst
                                            Accounting Branch Chief